UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number: 001-34677

SCORPIO TANKERS INC.
(Translation of registrant’s name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Effective December 16, 2016, the Board of Directors (the “Board”) of Scorpio Tankers Inc. (the “Company”) unanimously appointed Reidar C. Brekke to serve as a Class II Director to fill the vacancy resulting from the death of Mr. Donald Trauscht. Mr. Brekke was also appointed to the Company’s Audit Committee and as Chairman of the Compensation Committee, effective December 19, 2016. The Board has determined that Mr. Brekke is an “independent director” as such term is defined under the Securities Exchange Act of 1934, as amended, and the New York Exchange Listing Manual.
Mr. Brekke has over 20 years’ experience in the international energy, container logistics and transportation sector. He also serves as a member of the board of directors of Diana Containerships Inc. (NASDAQ: DCIX), a position he has held since June 2010. Mr. Brekke has served as a board member and President of Intermodal Holdings LP, a New York based portfolio company that invests in and operates marine containers, since 2012, and is currently a board member of two other privately-held companies involved in container logistics and drybulk shipping. From 2008 to 2012, Mr. Brekke served as President of Energy Capital Solution Inc., a company that provides strategic and financial advisory services to international shipping, logistics and energy related companies. From 2003 to 2008, he served as Manager of Poten Capital Services LLC, a registered broker-dealer specialized in the maritime sector. Prior to 2003, Mr. Brekke served as Chief Financial Officer, then President and Chief Operating Officer, of SynchroNet Marine, a logistics service provider to the global container transportation industry. He also held various senior positions with AMA Capital Partners LLC (formerly American Marine Advisers), a merchant banking firm focused on the maritime and energy industries. Furthermore, Mr. Brekke has been an adjunct professor at Columbia University’s School of International and Public Affairs - Center for Energy, Marine Transportation and Public Policy. Mr. Brekke graduated from the New Mexico Military Institute in 1986 and has an MBA from the University of Nevada, Reno.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-210284) filed with the Securities and Exchange Commission on March 18, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO TANKERS INC.
(registrant)
Dated: December 19, 2016
	By:	/s/ Brian Lee
Brian Lee
Chief Financial Officer